NEWS
For Immediate Release

[WIDERTHAN LOGO]

Investor Contact
Tania Almond
WiderThan
571-521-1080
ir@widerthan.com

WiderThan Schedules Announcement of 2005 Fourth Quarter and Full Year Results

Seoul, South Korea – March 10, 2006 – WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, will release financial results for the fourth quarter and fiscal year ended December 31, 2005 after the U.S. market closes on Thursday, March 16, 2006.

On Thursday, March 16, 2006 at 4:15 p.m. Eastern Standard Time WiderThan will post a prerecorded presentation and transcript to its web site at http://ir.widerthan.com that will review 2005 fourth quarter and full year results. 45 minutes later, at 5:00 p.m. Eastern Standard Time, there will be a live Q&A conference call to enable analysts and investors to ask management any questions they may have. The Q&A session will also be available via web cast at in listen only mode. Those wishing to participate should use the following numbers to dial into the Q&A session:

Calling from the United States or Canada: 800-706-7741
Calling from other countries: 617-614-3471
Pass code: 18908453

An online replay of the presentation and Q&A web cast will be available at http://ir.widerthan.com following the completion of the live call and will remain available for at least 90 days.

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to 42 wireless carriers in 17 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

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